Exhibit 99.1

Galmed Reports Significant Anti-Fibrotic Effects of Aramchol in PSC Models

●	Aramchol, an SCD1 inhibitor, significantly attenuates and prevents biliary fibrosis in mouse models of primary sclerosing cholangitis (PSC).

●	Aramchol treatment leads to significant inhibition (2-fold, p<0.05) of TGFβ-induced hepatic fibrosis pathways while upregulating peroxisome proliferator activated receptor (PPAR) signaling.

●	Aramchol’s effect in the prevention and treatment of biliary and hepatic fibrosis, provides the rationale for assessing Aramchol in further clinical studies in patients with fibrosis driven liver cancers.

TEL AVIV, Israel, May 13, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for cardiometabolic diseases and GI oncological indications announced today results showing significant effects of Aramchol in pre-clinical models of primary sclerosing cholangitis (PSC).

Fibroinflammatory cholangiopathies, such as PSC and primary biliary cholangitis (PBC), are characterized by cholestatic injury, inflammation and fibrosis-induced obstruction of ducts, driving disease-related complications.

Aramchol, an SCD-1 inhibitor, both attenuated and prevented biliary fibrosis in mouse models of PSC. Aramchol significantly reduced, in a dose-dependent manner, the increased expression of the fibrotic marker plasminogen activator inhibitor-1 and hepatic stellate cell-activating genes (VEGFA and PDGFB) in TGFβ-activated transformed human cholangiocyte cells (H69) and mouse large biliary epithelial cells (MLEs). Aramchol led to a significant inhibition of TGFβ-induced hepatic fibrosis pathways while upregulating peroxisome proliferator activated receptor (PPAR) signaling.

PSC carries a 20% lifetime risk for the development of colangiocarcinoma (CCA). CCA is the second-most prevalent primary malignancy in the liver. CCA has a poor prognosis with the majority of CCA patients surviving for less than a year, due to a combination of late diagnosis and the lack of efficient therapies for advanced stages. The PSC fibrotic environment is tumor-promoting and in its turn, CCA triggers a strong fibrotic reaction which contributes to the lack of efficacy of therapy.

As previously announced, in a randomized, double-blind, placebo-controlled phase IIb trial (ARREST) and an open label extension of a phase III study (ARMOR), Aramchol demonstrated significant improvement in liver fibrosis. Liver fibrosis is strongly associated with Hepatic Cellular carcinoma (HCC) with 80–90% of HCCs developing in fibrotic or cirrhotic livers. The fibrotic environment in which HCC arises exerts a major influence on tumor development and growth.

Aramchol’s effect in the prevention and treatment of hepatic and biliary fibrosis, along with its excellent safety profile in clinical trials, provide the rationale for assessing Aramchol in further clinical studies in patients with biliary fibrosis, particularly PSC, and hepatic cancers, such as CCA and HCC.

Sayed Obaidullah Aseem, M.D.,Ph.D., in Stravitz-Sanyal Institute for Liver Disease & Metabolic Health Virginia Commonwealth University commented “ Aramchol attenuates biliary fibrosis in two mouse models of biliary fibrosis along with antifibrotic effects in cholangiocytes, myofibroblasts and hepatocytes. These observations combined with its excellent clinical trial safety data provide the rationale for further clinical studies of Aramchol in patients with biliary fibrosis, in particular PSC, where treatments are desperately needed.”

Allen Baharaff, President and CEO of Galmed Pharmaceuticals commented: “ The new findings reinforce the anti-fibrotic activity of Aramchol previously observed in a wide range of pre-clinical models, in addition to the known effects in liver fibrosis. Together with the robust anti-fibrotic effects of Aramchol previously demonstrated in clinical studies of patients with NASH and advanced fibrosis, these findings could potentially enable Galmed to transition to Phase 2/3 clinical studies with Aramchol in GI oncology indications.”

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

SOURCE Galmed Pharmaceuticals Ltd.

Investor and Media contact: Guy Nehemya, Chief Operating Officer

investor.relations@galmedpharma.com